Martin B. Richards	mrichards@mcguirewoods.com
Direct: 804.775.1029	Direct Fax: 804.698.2147

June 6, 2005

United States Securities and Exchange Commission

450 Fifth Street, NW

Washington, DC 20549

Apple REIT Seven, Inc.

Registration Statement on Form S-11

Ladies and Gentlemen:

We are hereby submitting on behalf of Apple REIT Seven, Inc. (the “Company”) a Registration Statement on Form S-11 pertaining to 91,125,541 Units (each Unit consists of one common share and one Series A preferred share). The required filing fee of $117,700 has been paid.

Should you have any questions or require any additional documents or information please contact either Martin B. Richards at 804-775-1029 (mrichards@mcguirewoods.com) or David Kurzawa at 804-775-7471 (dkurzawa@mcguirewoods.com).

Very truly yours,

/s/ Martin B. Richards
Martin B. Richards

MBR/smk

Attachment

cc:	Glade M. Knight (w/encl.)